U.S. SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549


                               SCHEDULE 13D



                            Petro Union, Inc.
                             (Name of Issuer)


                       Common Stock, No Par Value
                      (Title of Class of Securities)

                               716456306
                              (Cusip Number)

                             Randeep S. Grewal
               10815 Briar Forest Dr., Houston, Texas 77042

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                    9/9/97

          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 716456306

1.   Name of Reporting Persons S.S. or I.R.S. Identification
     Numbers of Above persons:

     Randeep S. Grewal

2.   Check the appropriate box if a Member of a Group
     (See Instructions)

     a.
     b.

3.   SEC Use Only:


4.   Source of Funds (See Instructions)

     00

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):


6.   Citizenship or Place of Organization:

     India

Number of Shares Beneficially Owned by Each Reporting Persons
With:

7.   Sole Voting Power:

     70,000

8.   Shared Voting Power:

     0

9.   Sole Dispositive Power:

     70,000

10.  Shared Dispositive Power:

     0

11.  Aggregate Amount Beneficially Owned by each Reporting
     Person:

     70,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions):

13.  Percent of Class Represented by Amount in Row (11):

     7%

14.  Type of Reporting Person (See Instructions):

     IN

Item 1.  Security and Issuer

     This statement relates to the common stock, no par value of Petro Union, Inc. d/b/a Horizontal Ventures, Inc. ("Common Stock"), the Issuer, whose address and principal offices are located at 575 Madison Ave., Suite 1006, New York, NY 10022

Item 2.  Identity and Background

     (a)  Name:  Randeep S. Grewal

     (b)  Residence Address: 10815 Briar Forest Dr., Houston,
Texas 77042.

     (c)  Principal occupation:  Chief Executive Officer of
Horizontal Ventures, Inc., whose principal occupation is horizontal drilling.

     (d) The filing person has not been convicted in any criminal proceeding during the last five years.

     (e) The filing person has not been a party in the last five years to any civil proceeding, of a judicial or administrative body of competent jurisdiction, which resulted in a judgment or decree, or final order enjoining him, her or it from future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or which found any violation with respect to such laws.

      (f)  Citizenship: India.

Item 3.  Source and Amount of Funds or Other Consideration

          Acquired pursuant to the Issuer's Plan of Reorganization confirmed by the Bankruptcy Court for the Southern
District of Indiana on August 28, 1997, for services rendered to the issuer during the bankruptcy proceedings.

Item 4.  Purpose of Transaction

     See Item 3.

Item 5.  Interest in Securities of the Issuer

     (a)  70,000

     (b)  70,000

     (c)  N/A.

     (d)  N/A.

     (e)  N/A.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Under paragraph 8 of the Employment Agreement by and between the Issuer and Randeep Grewal dated September 9, 1997, Mr. Grewal will receive 30,000 shares of no par value common stock of the Issuer on September 9, 2000.

Item 7.  Material to be Filed as Exhibits

     A.   Executive Employment Agreement by and between Petro
Union, Inc. and Randeep Grewal dated September 9, 1997.
Incorporated by reference to 8-K for event that occurred August
28, 1997 as Exhibit 10.1.



                                SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 15, 1997             By:
                                        Randeep S. Grewal